UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 7)

                            Thermo Ecotek Corporation

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   88355R 10 6
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 9, 2000
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             (Date of Event which Requires Filing of this Statement)

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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186

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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY

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            4              SOURCE OF FUNDS*


                           WC; OO

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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]

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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          34,260,073
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           34,260,073
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                     10    SHARED DISPOSITIVE POWER


                           0
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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           34,260,073

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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                                                                           [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           93.8%

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            14             TYPE OF REPORTING PERSON *

                           CO

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      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo Ecotek Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, on February 1, 2000, of more than one percent.

      Through the largest of its four operating segments, measurement and detection, the Reporting Person is a leading provider of analytical and monitoring instruments used in everything from life sciences research to food and beverage production. The Reporting Person serves the healthcare market through its biomedical segment and is a recognized leader in heart-assist devices, respiratory-care equipment, neurodiagnostics, and mammography systems. Through its energy and environment segment, the Reporting Person develops and operates power plants and offers a range of environmental consulting and resource management services. The Reporting Person is also a major producer of paper-recycling equipment and provides water-clarification and fiber-recovery products and services through its recycling and resource recovery segment. In addition, the Reporting Person conducts a broad range of advanced technology R&D.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      The following is hereby added as the first paragraph of Item 3:

      The Reporting Person has expended approximately $5,500,000 in purchasing securities of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On January 31, 2000, the Reporting Person issued a press release stating that it will acquire the minority interest in the Issuer by exchanging 0.431 shares of the Reporting Person's common stock for each Share. The Reporting Person currently owns approximately 93.7% of the outstanding Shares. Because the Reporting Person's ownership is more than 90%, the Reporting Person will acquire the minority interest through a short-form merger in Delaware. The proposed short-form merger will require clearance by the Securities and Exchange Commission of necessary filings; it will not require approval of the Issuer's board of directors or shareholders. The Issuer also announced that it intends to seek a buyer for its biopesticides subsidiary, Thermo Trilogy Corporation.

      Prior to the Issuer's merger with the Reporting Person, the Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including amounts and prices of available securities of the Issuer, other opportunities available to the Reporting Person and general market and economic conditions.

      Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

      Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 34,260,073 Shares, or approximately 93.8% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 321,362 Shares or approximately 0.9% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 251,757 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person, as of January 1, 2000, is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
Samuel W. Bodman                                              0
Peter O. Crisp                                            2,941
Elias P. Gyftopoulos                                          0
George N. Hatsopoulos                                    25,579
John N. Hatsopoulos                                      15,569
Brian D. Holt                                           215,600
Frank Jungers                                            49,706
John T. Keiser                                                0
Paul F. Kelleher                                          7,500
Earl R. Lewis                                                 0
Robert A. McCabe                                              0
Theo Melas-Kyriazi                                            0
Robert W. O'Leary                                             0
Hutham S. Olayan                                              0
William A. Rainville                                      4,467
Richard F. Syron                                              0
Roger D. Wellington                                           0
All directors and current executive                     321,362
officers as a group (17 persons)

(1) Shares reported as beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Kelleher and all directors and executive officers as a group include 15,000, 13,257, 210,000, 6,000, 7,500 and 251,757
Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Mr. Jungers and all directors and current executive officers as a group include 3,156 Shares allocated to Mr. Jungers' account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Mr. Jungers include 500 Shares held by his spouse.

(c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days: On February 7, 2000, the Reporting Person made an open market purchase of $1,345,000 principal amount of the Issuer's 4-7/8% convertible subordinated debentures due 2004 (the "4-7/8% Debentures"). On February 8, 2000, the Reporting Person made an open market purchase of $140,000 principal amount of the Issuer's 0% convertible subordinated debentures due 2001. On February 9, 2000, the Reporting Person made an open market purchase of $5,000,000 principal amount of the 4-7/8% Debentures. These debentures purchased by the Reporting Person are convertible into a total of 394,869 Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first and second paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that it will acquire the minority interest in the Issuer by exchanging 0.431 shares of the Reporting Person's common stock for each Share.

      Of the 34,260,073 Shares beneficially owned by the Reporting Person, (1) 566,142 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (2) 57,525 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 15,000
Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 13,257 Shares within 60 days; Mr. Frank Jungers has the right to acquire 39,500 Shares within 60 days; Mr. Brian D. Holt has the right to acquire 210,000 Shares within 60 days; Mr. Frank Jungers has the right to acquire 6,000 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 7,500 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2000                      THERMO ELECTRON CORPORATION


                                             By:  /s/ Theo Melas-Kyriazi
                                                  ------------------------------
                                                  Theo Melas-Kyriazi
                                                  Vice President and Chief
                                                  Financial Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            President, Chief Executive Officer
                                             and Chairman of the Board, Thermo
                                             Electron
George N. Hatsopoulos:                       Director and Chairman Emeritus,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron